FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 20, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-          filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s Interim Report for the third quarter of 2008.

2.  Reconciliation of Core Earnings to Operating Profit for the years ended December 31, 2008 and 2007 (attached as Exhibit 99.1 hereto).

3.  Table of unaudited consolidated capitalization of the Registrant at December 31, 2008 (attached as Exhibit 99.2 hereto).

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2009

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

SEK: Year-end report

Increased demand for financing from the export industry

•      Operating profit (IFRS) for 2008, after impairments and changes in fair value, amounted to Skr 167.7 million (506.9)

•      Core Earnings, after impairments, amounted to Skr 834.0 million (533.6)

•      Capital injection of Skr 5.4 billion via new issue of bonds and infusion of capital from share holder

•      The volume of new customer financing solutions, highest ever, totaled Skr 64.9 billion (56.8)

•      High volume of new lending to the corporate sector during the fourth quarter, Skr 19.3 billion, of which Skr 12.4 billion in December

•      Increase in the volume of export credits and lending to the financial sector

•      Successful borrowing totaling Skr 86.2 billion (108.0)

2008

For the period

01/01/08 — 31/12/08

Download the report at www.sek.se

Report description

Other interim reports, company presentations and business reports for 2008 are also available. All reports can be found at www.sek.se.

SEK’s assignment

SEK provides financial solutions for companies, the public sector, financial institutions and national and international investors. Our assignment is to secure access to financial solutions for export and infrastructure. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

	December 31,		December 31,		December 31,
	2008		2008		2007
Amounts (other than %) in mn	USD (4)		Skr		Skr
Results
Core Earnings (1)	108		834.0		533.6
Pre-tax return on equity (Core Earnings) (2)	17.5%		17.5%		12.7%
After-tax return on equity (Core Earnings) (2)	12.6%		12.6%		9.2%

Operating profit (IFRS) (3)	22		167.7		506.9
Pre-tax return on equity (IFRS) (2)	3.6%		3.6%		11.9%
After-tax return on equity (IFRS) (2)	2.6%		2.6%		8.6%

Customer operations
New customer financing solutions	8,370		64,890		56,826
of which offers for new credits accepted by borrowers	8,203		63,591		53,143
Credits, outstanding and undisbursed	23,117		179,213		131,741

Borrowing
New long-term borrowings	13,394		86,152		107,970
Outstanding senior debt	39,965		309,832		269,452
Outstanding subordinated debt	459		3,559		3,040

Total equity	1,318		10,215		4,496

Total assets	47,734		370,055		297,259

Capital
Capital adequacy ratio, including Basel-I-based additional requirements	15.4	%(6)	15.4	%(6)	8.9	%(6)
Capital adequacy ratio, excluding Basel-I-based additional requirements	21.2	%(5)	21.2	%(5)	17.1	%(5)
Adjusted capital adequacy ratio, excluding Basel-I-based additional requirements	22.1	%(5)	22.1	%(5)	18.5	%(5)

The definitions of the Financial Highlights are included in Note 13.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at December 31, and in matters of flows, amounts refer to the twelve-month period which ended on December 31. Amounts within parentheses refer to the same date, in matters concerning positions, and the same period, in matters of flows, the preceding year.

AB Svensk Exportkredit (SEK), Swedish corporate identity number 556084-0315, with its registered office in Stockholm, Sweden, is a public company as defined in the Swedish Companies Act. In some instances, a public company is obligated to add “(publ)” to its company name.

SEK all the more important for the Swedish export industry

Problems for Swedish companies in obtaining long-term financing in 2008 sometimes threatened to render vital export business impossible. This has also led to greater demand for SEK’s financing solutions and to SEK increasing in importance for the Swedish export industry. Despite the liquidity crisis, SEK has remained able to offer its customers vital long-term financing.

Sweden depends heavily on its exports and exports accounts more than half of Sweden’s GNP. Also a few number of very large corporations accounts for a large part of export revenues. These corporations have earlier been dependent on large multinational banks for their long-term financing. The liquidity crisis in the financial markets and that most of the large international banks have reduced their activities in the Scandinavian market, has made it increasingly difficult for Swedish export companies to find long-term financing during the year. The interest in SEK’s financing solutions has increased significantly.

Due to its high liquidity, SEK has been one of only a few parties able to provide long-term financing, in spite of the difficult market situation, and the volume of new financing solutions in 2008 amounted to Skr 64.9 billion, a 14% increase compared with the previous year and the highest volume ever for SEK. Credits for the Swedish export industry and lending to the financial sector were the main drivers behind these high volumes. The increase to the financial sector contributed indirectly to lending to small and medium-sized companies through Nordic financial institutions. New lending to the corporate sector during the fourth quarter amounted to Skr 19.3 billion, of which 12.4 billion was lended in December.

The outstanding volume of offers for credits at the end of the year was Skr 27.4 billion (45.6).

The role of SEK for the Swedish export industry has become all the more important during the year. In December the Swedish government significantly strengthened SEK’s lending capacity through a capital contribution of Skr 3 billion in new equity and a transfer of the shares of the state-owned company Venantius AB to SEK. Venantius’ equity amounts to approximately Skr 2.4 billion. Also, in the beginning of 2009 SEK was provided a borrowing facility of up to Skr 100 billion. The parliament has also given mandate to the government to give SEK the possibility to purchase state guarantees on commercial terms for its new borrowing up to Skr 450 billion.

During the year, SEK successfully expanded its ability to offer its customers financing in local currency. In December, SEK became one of only six foreign institutions to be granted a license to issue bonds in Thai baht. In addition, in 2008 SEK expanded its offering to also include Brazilian real, Kazakh tenge and Romanian leu.

New customer financing solutions

(Skr billion)

	Jan-Dec, 2008	Jan-Dec, 2007

Export credits	26.8	18.0
Other lending to exporters	12.7	9.6
Lending to other corporates	1.9	6.2
Lending to the public sector	8.1	10.7
Lending to the financial sector	14.1	8.6
Syndicated customer transactions	1.3	3.7
Total	64.9	56.8

New customer financing solutions by sector

(excluding syndicated customer transactions)

New customer financing solutions
Long-term loans (Skr billion)

Successful despite financial crisis

In 2008, SEK’s standing as a reliable and stable institution in the international capital markets has become increasingly stronger as the global financial crisis has grown in severity. Over the year, SEK has been one of very few institutions that were continually able to issue bonds. New borrowing during the year amounted to Skr 86.2billion. It is primarily in the Japanese and U.S. retail bond markets that borrowing has been successful.

Over the year SEK carried out 705 transactions, with borrowing amounting to Skr 86.2 billion. This represents a decrease of Skr 21.8 billion on the previous year, but was nonetheless a strong performance in view of the turmoil and liquidity crisis in world markets during the year. The maturities for SEK’s new borrowing have been slightly shorter than before.

The global market situation has resulted in SEK focusing primarily on structured capital market borrowing during the year. The Japanese and U.S. retail bond markets accounted for the bulk of SEK’s new borrowing. SEK has consequently been able to fund itself almost entirely without using the public markets. SEK has also been highly active in repurchasing its own bonds during the year.

Japan was the largest funding market for SEK in 2008, providing SEK with 44% of its total borrowing. The U.S. market accounted for 32% of SEK’s borrowing.

One public market that has been highly successful for SEK is the Swiss capital market. During the year, SEK issued a 5-year Swiss franc-denominated bond of 325 million, a 4-year bond of 250 million Swiss franc and also a 6-year bond of 150 million Swiss franc.

In the beginning of 2009 SEK’s ability to offer Swedish companies vital long-term export financing was further enhanced when the Swedish government decided to provide SEK, through the Swedish National Debt Office, with a loan facility of up to Skr 100 billion. The parliament has also given mandate to the government to give SEK the possibility to purchase state guarantees on commercial terms for its new borrowing up to Skr 450 billion.

New borrowing
Long-term borrowing (Skr billion)

Products, 2008

Markets, 2008

Comments to the financial accounts

Capital contribution

On December 18, 2008, SEK has received an infusion of Skr three billions in new capital from its owner, the Swedish state and has also received from the Swedish state the totality of the shares of Venantius AB, as a part of the state´s program to strengthen SEK’ s capacity to finance the Swedish export industry.

AB Venantius has equity of approximately Skr 2.4 billions, a loan portfolio amounting to approximately Skr 0.5 billion of outstanding loans and liquidity amounting to approximately Skr 1.9 billion. For the acquisition of Venantius, see note 15.

In November, the government suggested that SEK’ s capacity to assist the Swedish export industry with long-term financing should be strengthened, partly through the aforementioned capital contribution amounting to Skr three billion in new equity and partly through the contribution of the shares of the formerly state-owned company Venantius. The proposal was approved by the parliament and has been implemented as a whole

In addition on February 5, 2009 the government has decided, via the Swedish National Debt Office, to provide SEK a loan facility amounting to Skr 100 billion, an action approved of the parliament. Further, the parliament has authorized the government that SEK should be given the possibility, on commercial conditions, to buy government guarantees for its new borrowing up to Skr 450 billion.

Income statement

Performance measurement and return on equity (Skr mn)	Jan - Dec, 2008	Jan - Dec, 2007
Core Earnings	834.0	533.6
Change in market valuation according to IFRS (Note 2)	-666.3	-26.7
Operating profit (IFRS)	167.7	506.9

Pre-tax return on equity (Core Earnings)	17.5%	12.7%
After-tax return on equity (Core Earnings)	12.6%	9.2%
Pre-tax return on equity (IFRS)	3.6%	11.9%
After-tax return on equity (IFRS)	2.6%	8.6%

SEK discloses Core Earnings, which is operating profit exclusive of certain effects of market valuation, operating profit (IFRS), which is operating profit including certain effects of market valuation. Based on the functioning of SEK’s economic hedging, SEK believes Core Earnings constitutes a complement to operating profit (IFRS) in reflecting the economic results of SEK´s activities. The reason is that Core Earnings excludes valuation effects on items which pursuant to IFRS have to be accounted for at market value even though they are economically hedged.

Core Earnings

Core Earnings amounted to Skr 834.0 million (533.6), an increase of 56 percent year-over-year. The increase in Core Earnings was mainly related to an increase in net interest revenues of Skr 710.2 million, related to improved margins and higher business volumes. The increase in business volumes was due to favorable market conditions for SEK as a result of the turbulent financial market conditions and due to the fact that SEK has a stable borrowing base in USD. The result is that SEK have had higher margins than normally when USD-denominated financing has been alternated via derivative contracts to EUR and placed in EUR-denominated assets. The result has been affected by impairments amounting to Skr 557.0 million (See the section Recovered credit loss and impairment of financial assets and Note 3).

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 167.7 million (506.9), an decrease of 67 percent year-over-year. Included in operating profit (IFRS) are market valuation effects amounting to Skr -666.3 million (-26.7) which are excluded from Core Earnings. These market valuation effects are mainly related to the mismatch that arises in operating profit (IFRS) due to the requirement to that certain derivatives be valued at market value, even though corresponding hedged items are measured at amortized cost. During 2008 such effects had a much larger impact in the result than earlier due to the turbulent market situation which has resulted in major changes in credit-spreads, interest rates and exchange rates, special during the fourth quarter. See the section ‘Net results of financial transactions’ below. Core Earnings as well as operating profit (IFRS) was affected by avoiding a negative earnings effect of Skr 26.6 million due to the adoption of new regulations regarding the classification of financial assets during the autumn 2008. (See Note 1 and 2.)

Net interest earnings

Net interest earnings totaled Skr 1,543.3 million (833.1), an increase of 85 percent. The increase was mainly due to increased average margins but also to increased average volumes mainly in the credit portfolio but also in the liquidity portfolio. The average volume of debt-financed assets totaled Skr 269.5 billion (234), an increase of 15 percent. The increase in volumes was mainly due to increased volumes in the credit portfolio but also to the liquidity portfolio. The increase in the credit portfolio was related to an increase in lending, especially during the second half- of the year, and to currency exchange effects. The average margin on debt-financed assets was 0.49 percent p.a. (0.28), an increase of 75 percent as compared to 2007. This increase was due to favorable market conditions for SEK as a result of the turbulent financial market conditions and due to the fact that SEK has a stable borrowing base in USD. The result is that SEK have had higher margins than normal when USD-denominated financing has been alternated through derivative contracts to EUR and placed in EUR-denominated assets.

Net results of financial transactions

In Core Earnings net results of financial transactions totaled Skr 191.8 million (2.4). The increase was mainly related to realized currency exchange effects, partly related to positions against Lehman Brothers-related positions (see note 2), and to a reclassification of assets according to changed accounting principles implemented in October, but effective as of July 1, 2008. Assets previously accounted for at fair value in the trading portfolio respective available- for- sale assets have been reclassified both to the loans and receivables category. The trading portfolio was reclassified as of July 1, 2008 and the available- for- sale as of October 1, 2008. The reclassification of the trading portfolio meant that SEK avoided a negative effect on its net results of financial transactions of Skr 26.6 million. The reclassification of the available- for-sale assets did not have any effect on SEK’s net result of financial transactions (see notes 1 and 2). Furthermore the results of financial transactions have been positively affected by profits related to repurchased bonds issued by SEK. In the current financial turmoil there has been an increase in such repurchases, especially with respect to structured issues.

In operating profit (IFRS) additional valuation effects are added to the net results of financial transactions. These amounted to Skr -666.3 million (-26.7) and are related to other items in the balance sheet.

During 2008 such effects has got substantially major impacts in the result than earlier due to the turbulent market situation as resulted in major changes in credit-spreads, interests and exchange rates, special during the fourth quarter. The negative result impact depends mainly on three factors. It most important is related to that SEK have one portfolio of bonds amounting to SEK 8.4 billion that are hedged with consideration to interest risk, currency risk and, via credit-derivate, credit-spreads changes. The portfolio is presented to fair value via the income statement. Mainly during the fourth quarter, the difference between the bonds credit-spread and credit derivatives spread has increased remarkable, which has resulted in negative net value changes. SEK have the intention to keep the assets to maturity. The other factor that has affected value changes negative according to IFRS, is the valuation of derivatives representing exchange from USD to EUR. The fair value on these derivatives has been volatile during the whole 2008. The third factor that affected the IFRS-result negative was that the short-term EUR rate fell strongly at the end of the year. It has affected the value of short-term positions between interest turnover days. The net result of financial transactions has not been affected materially of currency revaluation of credit-spreads on own liability.

Other

Administrative expenses totaled Skr 340.2 million (284.0), an increase of 20 percent. The increase is related to that the business activity grows and to maintaining of legislations. Administrative expenses include a cost for the general incentive system amounting to Skr 21.5 million (17.7). The general incentive system is based on core earnings.

Recovered credit loss and impairment of financial assets

In 2008 an amount of Skr 4.7 million (0.0) was recovered on an earlier reported credit loss. Impairment of financial assets amounted to Skr 561.8 million (0.0).Of that amount Skr 388.7 million (0.0) is related to an exposure to Glitnir Bank, and Skr 135.0 million (0.0) is related to a CDO. (see below.) SEK’s exposure to Icelandic banks consists of an exposure to Glitnir Bank amounting to the equivalent of approximately Skr 517 million (before impairment). No part of this exposure is denominated in Icelandic currency. At the date of this report there is a lack of information with regard to how the government of Iceland will act with regard to the lenders to Icelandic banks and with regard to the economic position of Glitnir Bank. Due to this lack of information and consequent uncertainty, an impairment charge has been recorded in an amount equal to 75 percent of the outstanding claim, approximately Skr 388.7 million. (See Note 3.)

Furthermore, SEK holds two CDOs (first-priority tranches) with end-exposure to the U.S. mortgage market. The rating of one of these assets has been very severely downgraded during 2008. Based on information presently known, the Company assesses that one of the assets that has a book value before impairment, amounting to Skr 384,5 million not will generate cash flow that will cover the Company’s claim. Consequently, SEK has determined to write down the value of the asset by Skr 135.0 million. (See Note 3.)

SEK has not recoded any impairment related to its exposures to Lehman Brothers Group. Following the parent company in Lehman Brothers group, Lehman Brothers Holdings Inc.’s request for bankruptcy protection on September 15 2008, SEK replaced most of the outstanding derivative contracts the company had entered into with Lehman Brothers entities. According to the terms of the contracts, SEK has prepared Calculation Statements in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties at the start of October. Even though the gross amounts in the different Calculation Statement are considerable, SEK assesses that due to off-setting, the company will not suffer any material costs. The company will not make any provisions. The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK from market risk. Those contracts have been replaced with new contracts. SEK has not suffered any replacement costs, instead a significant amount has been paid to SEK. In addition, SEK had entered into some credit default swaps with Lehman Brothers entities. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify to be held without credit default swap coverage. As a result SEK has not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to replacement of these credit default swaps. On closing day SEK had in the balance sheet a USD-denominated debt equal to amount due from SEK to the Lehman Brothers. SEK will await the outcome of Lehman Brothers bankruptcy proceedings before any allocation of the debt will be made.

Net profit

Net profit amounted to Skr 132.2 million (353.0). Net profit was positively impacted by a reduction in the corporate tax rate from 28 percent to 26.3, applicable to the 2008 fiscal year. Deferred taxes were calculated on the basis of the new lower tax rate.

Changes in fair value recognized directly in equity

Changes in fair value recognized directly in equity amounted to Skr 145.8 million (-107.2) after tax, of which Skr -48.4 million (-64.3) was related to available-for-sale securities and Skr 194.2 million (-42.9) was related to derivatives in cash-flow hedges.

A reclassification of available-for- sale securities has been completed to conform to according to changed accounting principles implemented in October, effective as from October 1, 2008. The assets have been reclassified to the loans and receivables category. The reclassification has affected value changes direct to equity.

Comment to the first nine months

A correction with Skr -169.8 million has been made off earlier published operating income (IFRS) for the first nine months 2008. The change is related to net result of financial transactions. The correction is related to value change due to changed credit-spreads in held bonds where the value change is presented through the income statement. The change is caused due to the turbulent market situation in which it has been more difficult than normal to calculate value changes related to operating profit (IFRS). Operating result (IFRS) for the first nine months after adjustment where Skr 387.0 million (371.8). Quarterly breakdown of income statements has been recalculated. See also note 2.

Balance sheet

Total assets and liquidity

SEK’s total assets totaled Skr 370.1 billion (y-e: 297.3) at period-end, an increase of 24 percent.

The gross value of certain balance sheet items, which effectively hedge each other, primarily derivatives (assets or liabilities) and senior securities issued by SEK is to some extent uncertain. There is however, no such uncertainty with regard to the value of net assets. (see Note 8).

The total amount of credits outstanding and credits committed though not yet disbursed amounted to Skr 179.2 billion at year-end (y-e: 131.7), which was an increase of 36 percent. Of such amount Skr 157.8 billion (109.3) represented credits outstanding, an increase of 44 percent. Of credits outstanding, Skr 10.1 billion (8.8) represented credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 27.4 billion at year-end (45.6) at year-end, a decrease of 40 percent. The decrease in the volume of outstanding offers is due to a higher acceptance than normal of the offers outstanding at year-end, due to the current market situation.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity.

There were no major shifts in the breakdown of SEK’s total risk exposures. Of the total risk exposure 59 percent (65 percent) were to financial institutions and asset- backed securities; 25 percent ( 20 percent) were to central governments and government export credit agencies; 6 percent ( 7 percent) were to local and regional authorities; and 10 percent ( 8 percent) were to corporates. SEK’s exposures to derivative counterparties are very limited compared with the volume of derivatives shown as assets since most derivatives are subject to collateral agreements. See the table ‘Counterparty Risk Exposures’ below.

Equity

On December 18, 2008, the Swedish State delivered to SEK Skr three billions in new equity financing, as well as the totality of the share capital of the formerly state-owned company Venantius AB with the aim to strengthening SEK: s capacity to finance the Swedish export industry.

In November, the government suggested that SEK’s capacity to assist the Swedish export industry with long-term financing should be strengthened, partly through the aforesaid capital injection of Skr three billions in new capital and partly through the allocation to SEK of the shares of the State company Venantius AB . Venantius has equity of approximately Skr 2.4 billions, approximately Skr 0.5 billion and liquidity amounting to approximately Skr 1.9 billion. The proposal was approved by the parliament and was implemented as a whole.

Capital Adequacy

SEK capital adequacy ratio calculated according to Basel-II, Pillar 1, at December 31, 2008, was 21.2 percent (17.1) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules the capital adequacy ratio at December 31, 2008 was 15.4 percent (8.9), of while the Tier-1-ratio was 14.7 percent (y-e: 6.5). See the section Capital adequacy and exposures and Note 14.

The capital injection received from the Swedish state in a total of Skr 5,440 million impacted the capital base positively by same amount. At the same time the assets of Venantius have increased capital requirements by Skr 58 millions. The credit portfolio of Venantius has been calculated in accordance with the standardized method. The Swedish Financial Supervisory Authority has approved an exemption from the IRB-approach.

In December 2008 the Swedish Financial Supervisory Authority decided about new regulations concerning the calculation of primary capital with the effect that credit institutions and securities companies can have a larger proportion of Tier-1-eligible capital in their Tier-1-capital.  This capital is allowed to be added to Tier-1 capital up to 30 percent of the total amount of Tier-1 capital, in comparison to the previously allowed 15 percent. The amended regulation impacted SEK’s Tier-1-ratio positively by 1.3 percentage points.

Post-balance sheet events

The Government has on February 5, 2009, decided that SEK should be provided with a loan facility amounting to Skr 100 billion through the Swedish National Debt Office, a measure that has been approved by the Parliament.

The new share capital amounting to Skr 3,000 million was paid to the company on December 18, 2008. On January 26, 2009, the Swedish Financial Supervisory Authority approved the change in share capital and the new number of shares. On February 4, 2009 the new issue has been registered at the Swedish Companies Registration Office.

Income statements

	January-December, 2008		January-December, 2007
SEK (exclusive of the S-system)	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Interest revenues	12,964.1	12,961.7	11,046.8	11,049.3
Interest expenses	-11,420.8	-11,421.2	-10,213.7	-10,214.2

Net interest revenues	1,543.3	1,540.5	833.1	835.1
Commissions earned	34.7	7.8	31.6	4.3
Commissions incurred	-21.7	-18.5	-19.1	-17.6
Net results of financial transactions (Note 2)	-474.5	-474.4	-24.3	-24.3
Other operating income	0.1	6.7	0.3	2.8
Operating income	1,081.9	1,062.1	821.6	800.3
Administrative expenses	-340.2	-320.0	-284.0	-265.5
Depreciations and amortizations of non-financial assets	-21.0	-17.9	-30.2	-27.4
Other operating expenses	-0.7	0.0	-0.5	0.2
Recovered credit losses (Note 3)	4.7	4.5	—	—
Impairment of financial assets (Note 3)	-557.0	-561.8	—	—
Operating profit	167.7	166.9	506.9	507.6

Changes in untaxed reserves	n.a.	138.7	n.a.	0.3
Taxes (Note 4)	-35.5	-94.8	-153.9	-153.3
Net profit for the year (after taxes)	132.2	210.8	353.0	354.6

Earnings per share before and after delution, Skr (Note 5)	68		189

Quarterly breakdown of income statements in summary

SEK (exclusive of the S-system)	Oct-Dec	July-Sep	April-June	Jan-March	Oct-Dec	July-Sep	April-June	Jan-March
Consolidated Group (Skr mn)	2008	2008	2008	2008	2007	2007	2007	2007
Net interest revenues	563.0	415.7	339.0	225.6	232.4	206.6	193.5	200.6
Net result of financial transactions(1)	-423.2	-122.2	56.6	14.3	-1.9	-31.5	-18.9	28.0
Other operating revenues	10.7	6.1	10.4	7.6	11.2	6.3	7.4	7.0
Other operating expenses	-108.0	-88.0	-101.7	-85.9	-106.6	-75.2	-76.9	-75.1
Recovered credit losses	0.2	4.1	0.4	—	—	—	—	—
Impairment of financial assets	-262.0	-295.0	—	—	—	—	—	—

Operating profit	-219.3	-79.3	304.7	161.6	135.1	106.2	105.1	160.5

Taxes	70.5	30.2	-88.2	-48.0	-49.8	-29.8	-29.1	-45.2
Net profit for the year (after tax)	-148.8	-49.1	216.5	113.6	85.3	76.4	76.0	115.3

(1) A correction with Skr -169.8 million has been made off earlier published operating income (IFRS) for the first nine months 2008. The change is related to net result of financial transactions. The correction is related to value change due to changed credit-spreads in held bonds where the value change is presented through the income statement. The change is caused due to the turbulent market situation in which it has been more difficult than normal to calculate value changes related to operating profit (IFRS). Operating result (IFRS) for the first nine months after adjustment where Skr 387.0 (371.8).

Balance sheets

	December 31, 2008		December 31, 2007
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

ASSETS

Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 6, 7)	1,494.7	1,494.7	1,857.9	1,857.9
Other interest-bearing securities except credits (Note 6, 7)	136,686.4	136,686.4	147,850.8	147,850.8
Credits in the form of interest-bearing securities (Note 6, 7)	63,650.4	63,650.4	45,983.7	45,983.7
Credits to credit institutions (Note 6, 7, 9)	48,399.6	46,519.1	24,812.6	24,808.5
Credits to the public (Note 6, 7, 9)	70,422.1	69,888.4	48,702.0	48,702.0
Derivatives (Note 7, 8)	38,645.5	38,645.5	20,326.5	20,326.5
Shares in subsidiaries (Note 15)	n.a.	2,561.7	n.a.	120.2
Property, plant, equipment and intangible assets	136.5	22.1	144.0	33.1
Other assets	4,508.2	4,562.3	2,289.7	2,376.4
Prepaid expenses and accrued revenues	6,111.7	6,073.6	5,292.0	5,288.5
Total assets (Note 7)	370,055.1	370,104.2	297,259.2	297,347.6

LIABILITIES, ALLOCATIONS AND EQUITY

Borrowing from credit institutions (Note 7)	3,310.0	3,320.0	2,064.1	2,074.1
Borrowing from the public (Note 7)	185.7	188.6	42.7	45.6
Senior securities issued (Note 7)	306,336.1	306,336.1	267,345.6	267,345.6
Derivatives (Note 7, 8)	38,932.2	38,932.2	13,175.4	13,175.4
Other liabilities	1,694.3	1,713.1	1,923.0	1,942.4
Accrued expenses and prepaid revenues	5,444.8	5,441.0	4,761.3	4,760.2
Deferred tax liabilities	337.6	38.4	394.6	37.3
Provisions	40.8	13.5	16.1	16.1
Subordinated securities issued (Note 7)	3,558.8	3,558.8	3,039.9	3,039.9

Total liabilities and allocations	359,840.3	359,541.7	292,762.7	292,436.6

Untaxed reserves	n.a.	1,135.2	n.a.	1,273.9

Share capital	3,990.0	3,990.0	990.0	990.0
Legal reserve	n.a.	198.0	n.a.	198.0
Reserves	-22.7	-22.7	-168.5	-168.5
Retained earnings	6,115.3	5,051.2	3,322.0	2,263.0
Net profit for the year	132.2	210.8	353.0	354.6
Total equity (Note 10)	10,214.8	9,427.3	4,496.5	3,637.1
Total liabilities, allocations and equity	370,055.1	370,104.2	297,259.2	297,347.6

COLLATERAL PROVIDED
Collateral provided	None	None	None	None
Interest-bearing securities Subject to lending	425.1	425.1	27.2	27.2

CONTINGENT LIABILITIES	None	None	None	None

COMMITMENTS
Committed undisbursed credits	21,431.0	21,431.0	22,454.2	22,454.2

Statements of recognized income and expenses

Consolidated Group

	January-	January-
(Skr mn)	December, 2008	December, 2007
Net profit for the year	132.2	353.0
Changes in fair value recognized directly in equity:
for available-for-sale securities	-63.1	-89.3
for derivatives in cash flow hedges	266.3	-59.6
tax effect	-57.4	41.7
Total changes in fair value recognized directly in equity	145.8	-107.2
Total recognized income and expenses for the year (Note 10)	278.0	245.8

Note 10 shows the reconciliation between the opening and closing balance regarding the components of equity.

Statements of cashflows, summary

	January-December, 2008		January-December, 2007
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

Net cash used in(-)/provided by(+) operating activities	26,774.5	26,812.9	-54,666.4	-54,669.9
Net cash used in(-)/provided by(+) investing activities	-13.5	-8.1	-5.7	-5.7
Net cash used in(-)/provided by(+) financing activities	-15,121.6	-15,121.6	60,788.8	60,788.8
Net decrease (-)/increase(+) in cash and cash equivalents (Note 13)	11,639.4	11,683.2	6,116.7	6,113.2

Net decrease(-)/increase(+) in cash and cash equivalents (Note 13)	11,639.4	11,683.2	6,116.7	6,113.2
Cash and cash equivalents at beginning of year	10,211.5	10,207.4	4,094.8	4,094.2
Cash and cash equivalents at end of year	21,850.9	21,890.6	10,211.5	10,207.4

Capital adequacy and exposures

Capital requirements

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of December 31, 2008 was 21.2 percent (17.1 percent as of December 31, 2007) before inclusion of effects related to the transitional rules (see below). Inclusive of effects related to the transitional rules the capital adequacy ratio of SEK as a consolidated financial entity as of December 31, 2008 was 15.4 percent (8.9 percent as of December 31, 2007). The Tier-1-ratio was 14.7 percent (6.5 percent as of December 31, 2007).SEK’s increased capital ratios have mainly resulted from government’s contribution of new capital during 2008 (see Note 14).

In December 2008 the Swedish Financial Supervisory Authority decided about new regulations concerning the calculation of capital with the effect that credit institutions and securities companies can have a larger proportion of “other capital than equity” in their capital base. This other capital — so-called “Tier-1-eligible capital” is allowed to be added to Tier-1 capital up to 30 percent of the total amount of Tier-1 capital exclusive such capital before, in comparison to the previously allowed 15 percent. The amended regulation impacted SEK’s Tier-1-ratio positively by 1.3 percentage points.

For further information on capital adequacy, risks and the transition to Basel-II, see note 14 and the section Risk and Capital Management in SEK:s Annual Report for 2007.

Capital Requirement in Accordance with Pillar 1

	Consolidated Group				Parent Company
	December 31, 2008		December 31, 2007		December 31, 2008		December 31, 2007
(Skr mn)	Weighted Claims	Required Capital	Weighted Claims	Required Capital	Weighted Claims	Required Capital	Weighted Claims	Required Capital
Credit Risk Standardised Method	1,444	116	391	31	949	76	391	31
Credit Risk IRB Method	60,507	4,840	37,370	2,990	62,719	5,017	37,379	2,990
Trading Book Risks	—	—	3,743	299	—	—	3,743	299
Currency Exchange Risks	—	—	—	—	—	—	—	—
Operational Risk	2,126	170	1,512	121	2,086	167	1,497	120
Total Basel II	64,077	5,126	43,016	3,441	65,754	5,260	43,010	3,440

Basel-I Based Additional requirement	24,071	1,926	39,397	3,152	23,826	1,906	39,401	3,152
Total Basel II inkl. Additional Requirement	88,148	7,052	82,413	6,593	89,580	7,166	82,411	6,592

Total Basel I	97,942	7,835	86,749	6,940	99,534	7,963	86,748	6,940

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

	Consolidated Group		Parent Company
(Skr mn)	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Primary Capital (Tier-1)	12,971	5,338	13,115	5,409
Supplementary Capital (Tier-2)	619	2,003	619	1,993
Of which:
Upper Tier-2	72	1,544	72	1,534
Lower Tier-2	547	459	547	459
Total Capital Base	13,590	7,341	13,734	7,402

Adjusted Tier-1 Capital	13,571	5,938	13,715	6,009
Adjusted Total Capital Base	14,190	7,941	14,334	8,002

(2) Total Capital Base, net after reductions including reduction for estimated loss in accordance with IRB calculation.

The Capital Base for December 31 2008, include net profit for the year less expected dividend related to the said period.

(3) The adjusted capital adequacy ratios are calculated with inclusion in the capital base of SEK’s guarantee, amounting to Skr 600 million, in addition to legal primary-capital base.

Capital Adequacy Analysis (Pillar I)

	Consolidated Group				Parent Company
	December 31 , 2008		December 31, 2007		December 31 , 2008		December 31, 2007
	Excl. Basel-1	Incl. Basel-1	Excl. Basel-1	Incl. Basel-1	Excl. Basel-1	Incl. Basel-1	Excl. Basel-1	Incl. Basel-1
	based add.	based add.	based add.	based add.	based add.	based add.	based add.	based add.
(Skr mn)	Requirement	Requirement	Requirement	Requirement	Requirement	Requirement	Requirement	Requirement
Total Capital Adequacy	21.2%	15.4%	17.1%	8.9%	20.9%	15.3%	17.2%	9.0%
Of which:
Rel. To Tier-1	20.2%	14.7%	12.4%	6.5%	20.0%	14.6%	12.6%	6.6%
Rel to suppl capital	1.0%	0.7%	4.7%	2.4%	0.9%	0.7%	4.6%	2.4%
Of which:
Upper Tier-2	0.1%	0.1%	3.6%	1.8%	0.1%	0.1%	3.6%	1.8%
Lower Tier-2	0.9%	0.6%	1.1%	0.6%	0.8%	0.6%	1.0%	0.6%
Adjusted total	22.1%	16.1%	18.5%	9.6%	21.8%	16.0%	18.6%	9.7%
Of which:
Adjusted Tier-1	21.2%	15.4%	13.8%	7.2%	20.9%	15.3%	14.0%	7.3%

Capital Adequacy Quota (4)	2.65	1.93	2.13	1.11	2.61	1.92	2.15	1.12

(4) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Exposures

The tables below include amounts of total exposures, calculated to take into account risk mitigation technique in the form of guarantees, as well as credit derivatives.

Consolidated Group

	Total				Credits & Interest-bearing securitites				Undisbursed credits, Derivatives, etc
(Skr billion)	December 31, 2008		December 31, 2007		December 31, 2008		December 31, 2007		December 31, 2008		December 31, 2007
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Belopp	%
Central Governments(A)	43.2	13	32.8	11	32.6	11	24.5	9	10.6	31	8.3	28
Regional governments	21.2	6	20.5	7	19.1	6	15.3	6	2.1	6	5.2	18
Government export credit agencies	41.4	12	25.8	9	33.3	11	19.1	7	8.1	24	6.7	23
Financial institutions	157.5	46	145.6	49	146.4	47	138.1	51	11.1	32	7.5	25
Asset backed securities	43.6	13	48.7	16	43.6	14	48.7	18	0.0	0	0.0	0
Retail (B)	0.1	0	0.0	0	0.1	0	0.0	0	0.0	0	0.0	0
Corporates	35.5	10	25.0	8	33.0	11	23.2	9	2.5	7	1.8	6
Total	342.5	100	298.4	100	308.1	100	268.9	100	34.4	100	29.5	100

(A) Includes exposures to the Swedish Export Credits Guarantee Board (EKN)

(B) Retail exposures are as a whole related to exposures at Venantius AB

The table above shows a breakdown, by counterparty category, of SEK’s total counterparty risk exposure related to credits, interest-bearingsecurities, committed undisbursed credits (including guarantees and credit default swaps) and derivatives. Exposure amounts for derivatives are stated at market value take into account netting permitted under netting agreements. Other items outside the balance sheet are stated in nominal amounts.

There is a difference between group and parent company relating to exposure in Venantius AB. Total exposure amount for Venantius AB, as at December 31, 2008, amounted to 2.4 billions. Venantius AB have exposures towards the counterparty categories financial institutions, corporate and retail.

The table below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-cover and any write-downs) related to asset-backed securities held. All of these assets represent first-priority tranches, and they were all rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at the time of acquisition. Two of these assets have since been downgraded, namely the two CDOs to which the Company has net exposures. These CDOs represent exposures to the U.S. mortgage market.

ASSET-BACKED SECURITIES HELD as of December 31, 2008

Net exposures (Skr mn)

									...of which	...of which	...of which
		Credit	Auto		Consumer				rated	CDO rated	CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	‘AAA’/’Aaa’	‘B’/’Caa3’	‘CC’/’Caa3’
Australia	7,870							7,870	7,870
Belgium	930							930	930
Denmark							547	547	547
France			492		96			588	588
Ireland	1,603						496	2,099	2,099
Italy	156							156	156
Japan			53					53	53
Holland	1,869		124				600	2,593	2,593
Portugal	557							557	557
Spain	2,515		410		680		1,191	4,796	4,796
U.K.	14,042	1,426						15,468	15,468
Sweden				317				317	317
Germany			2,156	94				2,250	2,250
U.S.		547				615	4,051	5,213	4,598	365	250	(A)
Total	29,542	1,973	3,235	411	776	615	6,885	43,437	42,822	365	250

(A):  This asset represents a CDO (a first-priority tranche) with end-exposure to the U.S. market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during the year, by Standard & Poor’s from ‘AAA’ to ‘CC’ and by Moody’s from ‘Aaa’ to ‘Caa3’. Due to the dramatic rating downgradings, the Company has analyzed the expected cash flows of the asset. Based on information presently known, the Company has determined to write down the value of the asset by Skr 135 million.

Notes

1	Applied accounting principles
2	Net result of financial transactions
3	Recovery and impairment
4	Taxes
5	Earnings per share
6	Credits and liquidity
7	Classification of financial assets and liabilities
8	Derivatives
9	Past-due credits
10	Change in equity
11	S-system
12	Segment reporting
13	Notes to the financial highlights on page 2 of this Annual Report
14	Capital adequacy
15	Acquisition of Venantius

All amounts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated. SEK applies IFRS-standards that all are endorsed by EU.

Note 1. Applied accounting principles

Since January 1, 2007 SEK has applied International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB) and endorsed by the European Union.

This interim report for the Consolidated Group has been prepared in compliance with IAS 34, Interim Financial Reporting, and the Swedish Annual Accounts Act for Credit Institutions and Securities Companies. The accounting principles and calculation methods are unchanged from those described in SEK’s Annual Report for 2007 with the following exception: A change in IFRS issued by the IASB on October 13, 2008 and approved by the European Union October 15, 2008, provided SEK an option to reclassify assets from the trading portfolio (accounted for at fair value) to loans and receivables (accounted for at amortized cost).  SEK determined effect such a reclassification, since those assets have been illiquid due to the extraordinary market conditions and the Company assesses itself to be able to hold the assets to maturity, there being therefore no need for impairment of the assets in the trading portfolio. The outstanding assets with terms no longer than 2012, as of December 31, 2008 amounted to Skr 7.7 billion. The impact on the result of such reclassification for the twelve-month period January-December 2008 was to avoid negative earnings effects of Skr 26.6 million before tax. The outstanding amount in previously included in the category available-for sale assets but reclassified to loans and receivables was, as of December 31, 2008 Skr 13.0 billion. The effect of reclassification for the period January-December 2008 is an absent value change in equity.

Financial assets are categorized into three categories for valuation; loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale. Financial liabilities are categorized into two categories for valuation: financial liabilities at fair value through profit or loss and other liabilities.

Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. In the cases in which SEK decides to categorize a financial asset or liability at fair value through profit or loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative, which economically hedge the risks in these instruments, is valued at fair value through profit or loss. Book values for financial instruments in the above described valuation categories can be found in Note 7.

With regard to financial assets, the category loans and receivables constitute the main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities.

Items in the category loans and receivables are measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives are used to hedge currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity.  However, in the case in which one or more derivatives are used to hedge currency, interest rate and/or credit exposures such transactions are classified irrevocably as financial assets at fair value through profit or loss.

All other senior securities issued by SEK and not classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives is used to hedge currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified under “other financial liabilities” and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting to perpetual subordinated debt, hedging of the subordinated debt is recorded for the time period which corresponds to the duration of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operations SEK finds it necessary to use the option provided by IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair-value hedge accounting or cash-flow hedge accounting may be applied.

Fair-value hedge accounting may be applied in the case of transactions in which a derivative is used to hedge a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative may also be used to hedge foreign exchange risk or credit risk. When applying fair-value hedge accounting the amortized cost value of the underlying hedged item is re-measured to reflect the change in fair value attributable to the exposures that has been hedged.

The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter involves valuing of the hedged item at its full fair value, while when applying fair-value hedge accounting, the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative serves to hedge.

In some instances, cash-flow hedge accounting has been used in SEK’s accounting. When applying cash-flow hedge accounting, the hedged item is measured at amortized costs through profit or loss while fair value changes in the derivative are measured directly in equity.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded directly in equity, the accumulated changes are reported as changes in fair value recognized directly in equity.

SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. No amortization of premium or discount or other components (adjustments for interest rate differentials, etc.) is made in net interest earnings. Realized gains when reacquiring SEK´s own debt instruments is accounted for in the income statement as one component of net results of financial transactions.

Equity in the consolidated group consists of the following items: share capital; fair-value reserves, retained earnings and net profit for the period. Fair-value reserves consist of fair-value changes affecting available-for-sale assets and a reserve for fair-value changes affecting derivatives in cash flow hedges. Retained earnings include a legal reserve and the after-tax portion of untaxed reserves.

The acquisition of Venantius have been recognized using the purchase method of consolidation, see note 15.

Note 2 Net results of financial transactions

	Jan - Dec,	Jan - Dec,
	2008	2007

Net results of financial transactions were related to:
Realized and unrealized results related to held-for-trading securities (1)	-34.0	-38.4
Currency exchange effects (2)	138.5	-0.7
Total net results of financial transactions before results of repurchased debt, etc., and certain fair value changes	104.5	-39.1

Realized results for other financial instruments than held-for-trading-securities	87.3	41.5
Total net results of financial transactions after results of repurchased debt, etc., but before certain fair value changes	191.8	2.4

Changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives (3)	-666.3	-26.7
Total net results of financial transactions	-474.5	-24.3

(1) Reclassification has been made of earlier accounted at fair value in held-for-trading securities to the categories loans and receivables. The results from the held-for-trading securities is included in core earnings.

(2) As the parent company in Lehman Brothers group, Brothers Holdings Inc., September 15, 2008 applied for bankruptcy protection, SEK replaced most of the outstanding derivative contracts the company had entered into with Lehman Brothers entities. In connection with replacing such a derivative contract, a currency position in Australian dollars arised vis-à-vis American dollars in the end of September, and the position was not closed until in December. The currency position has caused a realized currency exchange profit during the fourth quarter amounting to Skr 104.7 millions.

(3) The figure for the full year 2008 reflects an adjustment of minus Skr 169.8 million to the previously reported result for the line-item for the first nine months 2008. The adjustment arises from a revaluation of credit spreads on securities in respect of which changes in fair value are recorded in the income statement. It has been more difficult than normal to calculate such changes in fair value due to the turbulent market situation.

Note 3 Recovery and impairment

	Jan - Dec,	Jan - Dec
	2008	2007

Recovery of impaired receivable	4.7	—
Total recovery	4.7	—

Write-down of impaired financial assets (1),(2)	-561.8	—
Reversal of previuos write-downs	5.4	—
Loan losses	-0.6	—
Total write-down	-557.0	—

(1) Of wich impairment has been made with Skr 389 million (—) of an exposure against Glitnir Bank. The asset has a book value before write-down of Skr 517 million. Based on uncertainty of how the Icelandic Government will deal with foreign creditors and uncertainty of the financial position of Glitnir Bank, the Company has determined to write-down the value of the asset with 75 percent.

(2) Of wich impairment has been made with Skr 135 million (—) regarding a CDO. SEK have two assets in form of CDOs (first-priority-tranches) with end-exposure to the U.S. market. The rating of one these has been downgraded very severely during the year. The asset has a book value before impairment of Skr 385 million. Based on information presently known, SEK makes the assessment that the asset will not generate cash flow enough to cover the Company’s claim. Consequently, SEK has determined to write-down the value of the asset with Skr 135 million.

Note 4 Taxes
The reported amount of taxes for the twelve-month period ended December 31 represents actual tax on net profit for the year, with the addition of certain tax costs related to the holding of untaxed reserves.

Note 5 Earnings per share
Earnings per share: Profit for the period after tax divided with average number of shares outstanding.
In connection with a new share issue on December 18, 2008 the number of shares increased from 990,000 to 3,990,000 and the equity of the group was doubled through the new share issue (including the contribution of Venantius). The new share issue contains an element of bonus issue and the number of shares accounted for during the time period before December 18, 2008 has been adjusted in the calculation of earnings per share. SEK is not listed on the stock exchange and therefore, the calculation of the bonus issue has been calculated on the basis of the equity reported for the group. The weighted average number of shares outstanding for 2008 amounted to 1,940,000 and for 2007 to 1,865,000.

Note 6 Credits and liquidity
SEK considers that credits in the form of interest-bearing securities are part of SEK’s total credits. On the other hand, deposits with banks and states, nostro and repos are not a part of total credits, although they are included in the items credits to credit institutions and credits to the public. Thus, SEK’s total credits and liquidity are calculated as follows:

Credits:

	December 31, 2008	December 31, 2007

Credits in the form of interest-bearing securities	63,650.4	45,983.7
Credits to credit institutions	48,399.6	24,812.6
Credits to the public	70,422.1	48,702.0
Less:
Deposits, nostro and repos	-24,291.2	-10,211.5
Total credits	158,180.9	109,286.8

Liquidity:

	December 31, 2008	December 31, 2007

Treasuries/Government bonds	1,494.7	1,857.9
Other interest-bearing securities except credits	136,686.4	147,850.8
Deposits, nostro and repos	24,291.2	10,211.5
Total liquidity	162,472.3	159,920.2

Note 7 Classification of financial assets and liabilities

Financial assets by accounting category:

	December 31, 2008
		Assets at	Available-	Loans and
	Total	fair value (1)	for-sale (2)	receivables (3)

Treasuries/government bonds	1,494.7			1,494.7
Other interest-bearing securities except credits	136,686.4	7,885.2		128,801.3
Credits in the form of interest-bearing securities	63,650.4	3,397.1		60,253.3
Credits to credit institutions	48,399.6			48,399.5
Credits to the public	70,422.1			70,422.1
Derivatives	38,645.5	38,645.6
Total financial assets	359,298.6	49,927.8	0.0	309,370.8

(1) Reclassification has been made of earlier accounted at fair value in held-for-trading securities to the category loans- and receivables. Reclassification occurred as of October 1, 2008 with retroactive effect until July 1, 2008. The reclassification has affected the result by avoiding negative earnings effect of Skr 26.2 million.

Reclassified financial assets:

	December 31, 2008			July 1, 2008
	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	7,711.8	7,645.5	7,517.7	7,351.9	7,351.9

(2) Reclassification has been made of assets earlier accounted as Available-for-Sale to the category loans- and receivables. Reclassification occurred as of October 1, 2008. The reclassification has affected value changes direct to equity.

Reclassified financial assets:

	December 31, 2008			October 31, 2008
	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except credits	8,232.9	8,238.3	7,873.3	7,349.7	7,231.5
Credits in the form of interest-bearing securities	4,757.0	4,755.1	4,539.2	4,245.0	4,116.1
	12,989.9	12,993.4	12,412.5	11,594.7	11,347.6

(3) Of loans and receivables approximately 11% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	December 31, 2008
			Other
		Liabilities at	financial
	Total	fair value	liabilities (4)

Borrowing from credit institutions	3,310.0		3,310.0
Borrowing from the public	185.7		185.7
Senior securities issued	306,336.1	156,579.6	149,756.5
Derivatives	38,932.2	38,932.2
Subordinated securities issued	3,558.8		3,558.8
Total financial liabilities	352,322.8	195,511.8	156,811.0

(4) Of other financial liabilities approximately 71% are subject to fair value hedge accounting.

Financial assets by accounting category:

	December 31, 2007
		Assets at	Available-	Loans and
	Total	fair value	for-sale (5)	receivables (6)

Treasuries/government bonds	1,857.9	1,430.4		427.5
Other interest-bearing securities except credits	147,850.7	22,301.2	8,038.3	117,511.2
Credits in the form of interest-bearing securities	45,983.8	3,006.3	2,727.5	40,250.0
Credits to credit institutions	24,812.6			24,812.6
Credits to the public	48,702.0			48,702.0
Derivatives	20,326.5	20,326.5
Total financial assets	289,533.5	47,064.4	10,765.8	231,703.3

(5) Of assets available-for-sale approximately 26% are subject to fair value hedge accounting.

(6) Of loans and receivables approximately 10% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	December 31, 2007
			Other
		Liabilities at	financial
	Total	fair value	liabilities (7)

Borrowing from credit institutions	2,064.1		2,064.1
Borrowing from the public	42.7		42.7
Senior securities issued	267,345.6	118,502.9	148,842.7
Derivatives	13,175.4	13,175.4
Subordinated securities issued	3,039.9		3,039.9
Total financial liabilities	285,667.7	131,678.3	153,989.4

(7) Of other financial liabilities approximately 71% are subject to fair value hedge accounting.

The amount of total assets as of December 31, 2008, Skr 370.1 billion, was approximately Skr 37.7 billion higher than it would have been if the currency exchange rates as of December 31, 2007, had been unchanged. During the twelve-month period repayments of long-term debt, including foreign exchange effects, have been made with approximately Skr 32.7 billion, and net increase of own debt repurchased amounted to approximately Skr 5.1 billion.

 Note 8 Derivatives

Derivative instruments by categories:

	December 31, 2008			December 31, 2007
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency related contracts	14,957.4	11,877.3	332,394.8	5,847.2	5,289.5	238,221.4
Interest rate related contracts	20,259.1	8,021.5	202,557.2	9,607.5	3,077.9	211,850.3
Equity related contracts	2,503.9	17,196.0	45,785.0	4,574.6	4,011.9	45,901.3
Contracts rel. to commodities, credit risk, etc.	925.1	1,837.4	37,697.5	297.2	796.1	36,807.7
Total derivatives	38,645.5	38,932.2	618,434.5	20,326.5	13,175.4	532,780.7

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). From January 1, 2007, these contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses derivative contracts, free-standing and embedded, whose fair values in certain cases are difficult to establish exactly. Those contracts do not have any directly observable market quotations and, therefore, the values have to be derived from internal calcualtions based on complex models. All such contracts are part of matched hedge relationships, implying that the uncertainty that exists about the value of one individual balance sheet item always is mirrored of an offsetting balance sheet item, however with an opposite sign.

Due to this, the value of certain balance sheet items, primarily the items derivatives (assets or liabilities) and senior securities issued, which effectively hedge each other, to some extent is uncertain. However, it should be noted that there is no such uncertainty with regard to the value of net assets.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterpart, the threshold amount under the collateral agreement represents real exposures. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See table Exposures for amounts of risk exposures related to derivatives, etc.

Note 9 Past-due credits

The Company reports credits with principal or interest that is more than 90 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.2 million at year-end (5.6). The principal amount not past due on such credits was Skr 4.0 million (23.1). All past-due credits are secured with sufficient guarantees. For impairment of financial assets see Note 3.

Note 10 Change in equity

January - December, 2008

			Reserves:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,496.5	990.0	-86.7	-81.8	3,675.0
Net profit for the year	132.2					132.2
New issue	3,000.0	3,000.0
Shareholders’ contribution	2,440.3				2,440.3
Changes in fair value recognized directly in equity:
Available-for-sale securities	-63.1			-63.1
Derivatives in cash flow hedges	266.3		266.3
Tax effect	-57.4		-72.1	14.7
Closing balance of equity	10,214.8	3,990.0	107.5	-130.2	6,115.3	132.2

January - December, 2007

			Reserves:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,250.7	990.0	-43.8	-17.5	3,322.0
Net profit for the year	353.0					353.0
Changes in fair value recognized directly in equity:
Available-for-sale securities	-89.3			-89.3
Derivatives in cash flow hedges	-59.6		-59.6
Tax effect	41.7		16.7	25.0
Closing balance of equity	4,496.5	990.0	-86.7	-81.8	3,322.0	353.0

(1) 2,579,394 A-shares and 1,410,606 B-shares at a quote value amount of Skr 1,000 each after new issue. Before the new issue the number of A-shares was 640,000 and the number of B-shares was 350,000. The new share capital amounting to 3,000 million was paid to the company on December 18, 2008. On January 26, 2009 the Swedish Financial Supervisory Authority approved the change in share capital and the new number of shares. On February 4, 2009 the new issue has been registered at the Swedish Companies Registration Office.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Note 11 The S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the 2007 Annual Report. The remuneration from the S-system to SEK in accordance with the agreement amounting to Skr 22.4 million in 2008 (29.8), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system:

	Jan - Dec,	Jan - Dec,
	2008	2007
Operating income	91.3	-13.1
Remuneration to SEK	-22.4	-29.8
Reimbursement from the State	-68.9	42.9
Net	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets):

	Dec 31, 2008	Dec 31, 2007
Credits	10,105.7	8,831.3
Derivatives	18.2	17.3
Other assets	248.1	233.8
Total assets	10,372.0	9,082.4

Liabilities	9,081.5	9,023.6
Derivatives	1,290.5	58.8
Equity	—	—
Total liabilities and equity	10,372.0	9,082.4

Note 12 Segment Reporting

In accordance with IAS 14 SEK has the following three business segments: granting of credits; advisory services; and capital market products. Advisory services and capital market products are similar with respect to risks and returns. Revenue in each of the advisory services and capital markets segments represents less than 10 percent of total revenues, and financial results by segment are therefore not separately disclosed.

Note 13 Definitions of the financial highlights

(1)

Core Earnings, i.e. profit exclusive of fair value changes according to IFRS. Fair value changes according to IFRS relates to fair value changes to financial assets except held-for-trading securities, financial liabilities and, to derivatives related to these assets. (See Note 2)

(2)

Return on equity, i.e. operating profit, before and after taxes, respectively, in the latter case reduced by 28 percent standard tax, adjusted for 13/365-pieces of new equity amounting to Skr 5,440 million received as a capital injection on December 18, 2008, expressed as a percentage of the opening balance of equity. When calculating return on equity based on Core Earnings, reserves related to assets which can be sold and reserves for Cash Flow Hedge Accounting are excluded from the opening balance of equity.

(3)	Operating profit (IFRS), i.e. profit inclusive of fair value changes according to IFRS.

(4)	Translated at the December 31, 2008, exchange rate of Skr 7.7525 per USD. New borrowings are translated at current exchange rates.

(5)

Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted assets in accordance with Pillar I under Basel II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this annual report for a complete description of the calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated to include in the Tier-1 capital base a guarantee of capital from SEK’s shareholder amounting to Skr 600 million (though such inclusion is not regulatory approved) expressed as a percentage of risk-weighted assets.

(6)

Capital Adequacy Ratio, i.e. capital base expressed as a percentage of risk-weighted assets in accordance with Pillar I under Basel II calculated in accordance with Section 5 of the Law number 1372 of 2006 on the implementation of the law on capital adequacy and large exposures.

(7)	Cash and cash equivalents represents short-term, liquid instruments wich immediately can be converted into an amount of cash known in advance.

The definitions of other Financial Highlights are included in 2007 Annual Report, at Note 30.

Note 14 Capital adequacy

In 2007 new capital adequacy regulations, Basel-II, were implemented in Sweden. The regulations are based on the so called Basel framework which has been implemented throughout the entire EU. Under Basel-II capital requirement relates, to a higher degree than previously, to risks. The legislature has chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than the capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007–2009, SEK must make parallel calculations of its capital requirement based on the old, risk-sensitive, rules. In case the capital requirement calculated under the old rules – however, reduced to 90 percent in 2008, and 80 percent in 2009, respectively – exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period.

Capital requirement and capital base

SEK believes that it has a good margin above the minimum capital requirement. The capital adequacy ratio of SEK as a consolidated financial entity, calculate according to Basel-II, Pillar 1, as of December 31, 2008 was 21.8 percent (17.1 percent as of December 31, 2007) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules the capital adequacy ratio of SEK as a consolidated financial entity as of December 31, 2008 was 15.8 percent (8.9 percent as of December 31, 2007), while the Tier-1-ratio was 15.1 percent (6.5 percent as of December 31, 2007).

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflect a technically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss the surplus is added to the capital base. For SEK, as of December 31, 2008, the impairments exceeded the expected loss by Skr 72 million. The entire amount increases the supplementary capital.

In December 2008 the Swedish Financial Supervisory Authority decided about new regulations concerning the calculation of capital with the effect that credit institutions and securities companies can have a larger proportion of “other capital than equity” in their Tier-1 capital. This other capital – so-called “Tier-1-eligible capital” is allowed to be added to Tier-1 capital up to 30 percent of the total amount of Tier-1 capital exclusive of such capital before, in comparison to the previously allowed 15 percent. The amended regulation impacted SEK´s Tier-1-ratio positively by 1.3 percentage points.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-approach. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority.  For exposures in Venantius AB SEK has been granted an exemption from the IRB-approach from the Swedish Financial Supervisory Authority

Operational risks

The regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the prior three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

Market risks

For market risks, the capital required equals the aggregate of the capital requirement for counterparty credit risks in the trading book, for settlement risks, for positions in the trading book, and for currency exchange risks in the entire operation. The capital requirement for each respective risk type is calculated separately according to the Swedish Financial Supervisory Authority’s regulations.

Note 15 Acquisition of Venantius

Acquisition of Venantius AB (publ)

Headquartered in Stockholm

Corporate identity number 556449-5116

In November 2008, the Swedish government proposed that AB Svensk Exportkredit’s capacity to assist the Swedish export industry with long-term funding be improved. As part of this, AB Svensk Exportkredit received all shares in Venantius AB through a shareholder’s contribution on December 18, 2008. AB Svensk Exportkredit obtained control over the operations upon the date of acquisition.

Venantius was established in 1995, according to a parliamentary decision, in order to take over loan facilities with potentially high credit risk from SBAB. The loan portfolio comprised Skr 33 bn in housing loans at the time. At the time of the acquisition, the equity in Venantius AB amounted to Skr 2.4 bn, liabilities totaled approximately Skr 0.5 bn and liquid funds amounted to approximately Skr 1.9 bn.

AB Svensk Exportkredit and Venantius AB are controlled through a common owner, the Swedish State. AB Svensk Exportkredit has chosen to account for the contribution of Venantius AB using the purchase method of consolidation.

The value of the shares in Venantius AB received through a shareholder’s contribution and the value of assets and liabilities have been established on the basis of an independent valuation.

The amounts presented in the following tables provide information on the carrying amounts and fair value adjustments. The pre-acquisition carrying amounts were determined based on the applicable IFRSs immediately before the acquisition. The acquisition is accounted for with preliminary values, however no material adjustments are expected.

At the time of the acquisition Venantius AB had 11 employees. Annual revenues in 2008 amounted to approximately Skr 145 million.

For practical reasons, it is not possible to specify earnings according to IFRS as Venantius AB did not follow IFRS accounting rules before the acquisition. The contribution from Venantius AB since the acquisition has amounted to Skr 9.2 million.

The acquisition value accounted for in AB Svensk Exportkredit, including the costs of the acquisition, is shown in the table below (in Skr million):

Shareholder’s contribution from the Swedish State	2,440.3
Additional costs of the acquisition	1.0
Total	2,441.3

		Acquisition
Fair value of assets and liabilities for the acquired company,	Carrying amounts in	adjustments
Venantius AB	Venantius AB	2008	Recognized values
Intangible assets		1.3	1.3
Tangible assets	0.7		0.7
Credits to credit institutions	1,858.2	15.0	1,873.2
Credits to the public	520.3		520.3
Deferred tax assets	15.7		15.7
Other assets	70.5		70.5
Other liabilities and provisions	-37.2	-4.2	-41.4
Net identifiable assets	2,428.2	12.1	2,440.3
Shareholder’s contribution from the Swedish State (1)			-2,440.3
Total			0.0
Cash and cash equivalents acquired			0.0
Total			0.0
Additional costs of the acquisition			-1.0
Net cash outflow			-1.0

(1) All shares in Venantius AB have been transferred to AB Svensk Exportkredit through a shareholder´s contribution.

This Year End Report has not been subject to review by the auditors of the Company.

The President confirm that the Year End Report provides a fair overview of the Parent Company’s and the Group’s operations, their financial position and results, and describes material risk and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, February 20, 2009

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

Dividend	Annual General Meeting	Annual report
The Board of Directors has	The Annual General Meeting	The Company’s Annual Report will
resolved to propose the Annual	will be held on April 29,	be available at SEK’s web-site
General Meeting that no	2009	www.sek.se in March 2009
dividend will be paid.

AB Svensk Exportkredit /

Swedish Export Credit Corporation (publ)

Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm

Telephone: +46 (0)8-613 83 00, Fax: +46 (0)8-20 38 94

E-mail: info@sek.se, Swift address: SEKXSESS, www.sek.se

SEK – Representative Office in Finland

Eteläesplanadi 24 A, 5th floor, Helsinki, Finland

Telephone: +358 400 601 553, Fax: +358 934 876 086

E-mail: info.finland@sek.se, www.sek.se